# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BW LPG Limited, CIK 0001649313
CUSIP: Y10230103
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: c/o BW LPG Holding Pte Ltd, 10 Pasir Panjang Road, #17-02, Mapletree Business City, Singapore (U0), 117438
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-26-002219
Filed by CIK 0001386990

## Reporting persons
- Hemen Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); member of a group; sole voting power 0; shared voting power 9,578,705; sole dispositive power 0; shared dispositive power 9,578,705; aggregate amount beneficially owned 9,578,705 (6.32% of the class)
  Comment: * Based on the Issuer's Form 6-K, which was filed with the U.S. Securities and Exchange Commission (the "Commission") on August 28, 2026, there were 151,634,600 ordinary shares of the Issuer, no par value (the "Ordinary Shares"), issued and outstanding as of June 30, 2026.
- Greenwich Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cyprus (G4); member of a group; sole voting power 0; shared voting power 9,578,705; sole dispositive power 0; shared dispositive power 9,578,705; aggregate amount beneficially owned 9,578,705 (6.32% of the class)
  Comment: * Based on the Issuer's Form 6-K, which was filed with the Commission on August 28, 2026, there were 151,634,600 Ordinary Shares issued and outstanding as of June 30, 2026.
- C.K. Limited: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); member of a group; sole voting power 0; shared voting power 9,578,705; sole dispositive power 0; shared dispositive power 9,578,705; aggregate amount beneficially owned 9,578,705 (6.32% of the class)
  Comment: * Based on the Issuer's Form 6-K, which was filed with the Commission on August 28, 2026, there were 151,634,600 Ordinary Shares issued and outstanding as of June 30, 2026.
  
  ** C.K. Limited is the trustee of two trusts (the "Trusts") that indirectly hold all of the shares of Greenwich Holdings Limited and Hemen Holding Limited Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Ordinary Shares of the Issuer that are beneficially owned by Greenwich Holdings Limited. Mr. Fredriksen established the trusts for the benefit of his immediate family. He is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Ordinary Shares and disclaims any control over such Ordinary Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

## Item 1. Issuer
Name of issuer: BW LPG Limited
Address of issuer's principal executive offices: c/o BW LPG Holding Pte Ltd, 10 Pasir Panjang Road, #17-02 Mapletree Business City, Singapore 117438

## Item 2. Person Filing
Name of person filing:
Hemen Holding Limited
Greenwich Holdings Limited
C.K. Limited
Address of principal business office or, if none, residence:
Hemen Holding Limited
Deana Beach Apartments
Block 1, 4th Floor
33 Promachon Eleftherias Street
Ayios Athanasios, 4103 Limassol, Cyprus

Greenwich Holdings Limited
Deana Beach Apartments
Block 1, 4th Floor
33 Promachon Eleftherias Street
Ayios Athanasios, 4103 Limassol, Cyprus

C.K. Limited
JTC House
28 Esplanade, St. Helier
Jersey, Channel Islands JE4 2QP
Citizenship:
Hemen Holding Limited - Cyprus
Greenwich Holdings Limited - Cyprus
C.K. Limited - Jersey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Hemen Holding Limited - 9,578,705
Greenwich Holdings Limited - 9,578,705
C.K. Limited - 9,578,705
Percent of class:
Hemen Holding Limited - 6.32%
Greenwich Holdings Limited - 6.32%
C.K. Limited - 6.32%
Sole power to vote or to direct the vote:
Hemen Holding Limited - 0
Greenwich Holdings Limited - 0
C.K. Limited - 0
Shared power to vote or to direct the vote:
Hemen Holding Limited - 9,578,705
Greenwich Holdings Limited - 9,578,705
C.K. Limited - 9,578,705
Sole power to dispose or to direct the disposition:
Hemen Holding Limited - 0
Greenwich Holdings Limited - 0
C.K. Limited - 0
Shared power to dispose or to direct the disposition:
Hemen Holding Limited - 9,578,705
Greenwich Holdings Limited - 9,578,705
C.K. Limited - 9,578,705

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Hemen Holding Limited: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (10/08/2026)
- Greenwich Holdings Limited: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (10/08/2026)
- C.K. Limited: /s/ Christakis Theodoulou, Christakis Theodoulou, Director (10/08/2026)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.